UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For April 12, 2017

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Autonomous City of Buenos Aires, April 11, 2017.

Messrs.

Comisión Nacional de Valores

Mercado de Valores de Buenos Aires S.A.

Bolsa de Comercio de Buenos Aires

(Gerencia Técnica y de Valores Negociables)

Mercado Abierto Electrónico S.A.

Ref.:  TGS’ Ordinary and Special Shareholders’ Meeting dated April 26, 2017. Article 70 of Capital Market Law

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Transportadora de Gas del Sur S.A. ("TGS" or the “Company”), in compliance with the stipulations of Article 70 of the Capital Market Law.

In this regard, and as timely notified to the market, TGS’s Board of Directors -in its meeting held on March 7, 2017-, summoned an Ordinary and Special Shareholders’ Meeting for April 26, 2017 (the “Shareholders’ Meeting”), which will consider the Ratification of the “Memorandum of Agreement on Adaptation of the Natural Gas Transportation License Agreement” and any other document in that connection that may be required for the purposes of the Integral Tariff Review.

We hereby inform that the Board of Directors’ Meeting minutes calling a Shareholders’ Meeting and the corresponding Agenda were filed with the market in due time.

In this respect, we are including for consideration as Exhibit A the “Memorandum of Agreement on Adaptation of the Natural Gas Transportation License Agreement” initialized on March 30, 2017 and, as Exhibit B the Transitional Agreement entered into by and among TGS, the Ministry of Energy and Mining and the Ministry of Finance on March 30, 2017.

Yours sincerely,

Nicolás M. Mordeglia

Head of Market Relations

1

Exhibit A

MEMORANDUM OF AGREEMENT ON ADAPTATION OF THE NATURAL GAS TRANSPORTATION LICENSE AGREEMENT

This instrument, "ad referendum" of final approval of the provisions stated herein by the NATIONAL EXECUTIVE BRANCH, is entered into the City of Buenos Aires, on this 30th of March 2017, within the context of the renegotiation process regarding the public utility contracts as set forth in Laws No. 25.561, 25.790, 25.820, 25.972, 26.077, 26.204, 26.339, 26.456, 26.563, 26.729,26.896, and 27.200, their complementary regulations, and Executive Decrees No. 367 of February 16, 2016, and 2 of January 2, 2017, by and between the ENERGY AND MINING Minister Juan José Aranguren, Eng., and Nicolás Dujovne, Minister of the Treasury, on the one hand, and the company TRANSPORTADORA DE GAS DEL SUR S.A., herein represented by J. Javier Gremes Cordero, acting as its General Manager according to the provisions derived from the Minutes of the Meeting of the Board of Directors No. 499 of March 30, 2017, on the other hand.

The parties represent that they have reached an agreement on the ADAPTATION OF THE LICENSE AGREEMENT regarding the PUBLIC UTILITY OF NATURAL GAS TRANSPORTATION, which is set forth through this MEMORANDUM OF AGREEMENT pursuant to the following terms and considerations.

PART ONE

RECITALS AND CONSIDERATIONS

The NATIONAL EXECUTIVE BRACH granted, through Executive Decree No. 2.458 of December 18, 1992, the company TRANSPORTADORA DE GAS DEL SUR SOCIEDAD ANÓNIMA, a NATURAL GAS TRANSPORTATION LICENSE, as defined by the LICENSE AGREEMENT based on Law No. 24.076.

By virtue of the serious crisis that adversely affected the country by the end of 2001, the HONOURABLE ARGENTINE CONGRESS enacted Law No. 25.561, by means of which a public emergency was declared regarding social, economic, administrative, financial, and currency exchange topics, delegating to the NATIONAL EXECUTIVE BRANCH any powers necessary to adopt measures helping to conjure the critical emergency situation and establishing the renegotiation of public utility contracts.

The provisions set forth in Law No. 25.561 were later ratified and extended through Laws No. 25.790, 25.820, 25.972, 26.077, 26.204, 26.339, 26.456, 26.563, 26.729, 26.896, and 27.200, as well as through several regulatory and complementary laws.

The process of renegotiation of public utility concession and license agreements was regulated and implemented at a first institutional stage, through Executive Decrees No. 293 of February 12, 2002, and 370 of February 22, 2002, and at a second stage, through Executive Decree No. 311 of July 3, 2003, and Joint Resolution No. 188 of former MINISTRY OF ECONOMY AND PRODUCTION and No. 44 of former MINISTRY OF FEDERAL PLANNING, PUBLIC INVESTMENT, AND SERVICES of August 6, 2003, within which context the renegotiation process took place through former UNIT FOR THE RENEGOTIATION AND ANALYSIS OF PUBLIC UTILITY CONTRACTS –former UNIREN-.

Subsequently, as from the amendment of the Law on Ministries established by Executive Decree No. 13 of December 10, 2015, through Executive Decree No. 367 of February 16, 2016, Executive Decree No. 311/2003, Joint Resolutions No. 188/03 and  44/03  and other related and complementary regulations were repealed, for the purpose of completing any renegotiation processes of Public Works and Public Utilities contracts stated in Section 9 of Law No. 25.561; the Ministries related to such agreements subject to renegotiation were instructed, pursuant to the competence derived from the Law on Ministries and its amendments, to continue the proceedings pending, as of said date, before the former UNIREN.

By means of said Executive Decree, any competent Ministries were empowered, along with the former MINISTRY OF THE TREASURY AND PUBLIC FINANCES, to execute partial agreements of contract renegotiation and provisional adjustments of prices and costs that were necessary to guarantee the continuity of the ordinary provision of the respective services until the execution of comprehensive agreements of contract renegotiation, which shall be entered into according to the result of the COMPREHENSIVE RATE REVIEW.

Executive Decree No. 2 of January 2, 2017, included the MINISTRY OF FINANCES and modified the name of the then MINISTRY OF THE TREASURY AND PUBLIC FINANCES, which became the MINISTRY OF THE TREASURY, which was assigned the pertinent competences.

In the renegotiation process involving the LICENSE AGREEMENT, the analysis of the LICENSEE's contractual situation was developed, as well as a list of subjects being treated, there being, between the parties, several meeting addressed to facilitate a basic understanding on the renegotiation of said contract.

Within the context of the provisions then in force, the NATIONAL GAS REGULATORY ENTITY (ENARGAS), according to the provisions of Section 7 of Executive Decree No. 311/03 and Section 13 of Joint Resolution No. 188/03 and 44/03 of former MINISTRIES OF ECONOMY AND PRODUCTION, and of FEDERAL PLANNING, PUBLIC INVESTMENT, AND SERVICES, carried out an analysis of the situation and degree of compliance with the LICENSE AGREEMENT for the provision of NATURAL GAS TRANSPORTATION under the charge of TRANSPORTADORA DE GAS DEL SUR S.A., referring to former UNIREN several reports related thereto.

In addition, former UNIREN's Executive Secretariat prepared a Report on Compliance with Agreements as set forth in Section 7 of Joint Resolution No. 188/03 and No. 44/03 of former MINISTRIES OF ECONOMY AND PRODUCTION, and of FEDERAL PLANNING, PUBLIC INVESTMENT, AND SERVICES, as a precedent for the renegotiation process.

Said Report on Compliance stated that LICENSEE's management satisfies the necessary conditions to advance in the renegotiation process.

Within such context, it was deemed necessary to include improvements in the monitoring and control systems of Natural Gas Transportation and Distribution licenses, so that any competent bodies shall get appropriate and timely information on the development of the service and its future perspective, and so rates levied on users shall correspond to costs of service efficiency, avoiding any monopolistic behavior or abuse of prevailing position by the licensees of said public utility contracts.

Furthermore, it was deemed necessary to foresee, in the monitoring and control systems, all necessary measures to avoid any interference in Licensees' management affecting their efficiency, economy and/or transferring to third parties their liability for the provision of the Natural Gas Transportation Service.

The renegotiation process developed so far has considered: a) the provisions of Sections 8, 9, and 10 of Law No. 25.561, Laws No. 25.790, 25.820, 25.792, 26.077, 26.204, 26.339, 26.456, 26.563, 26.729, 26.896, and 27.200, and Executive Decrees No. 311/03 –while in force- and No. 367/16, as well as their regulatory and complementary standards; b) the provisions set forth in the LICENSE AGREEMENT; c) Executive Decree No. 1918 published on December 9, 2009; d) the Provisional Agreement executed on February 26, 2016; e) ENARGAS Resolutions No. I-2852/14, I-3347/15, I-3724/16, I/4054/16 and other applicable resolutions issued by ENARGAS; f) any background and expectations of the Natural Gas Transportation service, pursuant to any reports and analysis filed; and g) the conditions related to our country's economic and social reality.

During the development of the renegotiation process, given the procedures established in the applicable legislation, and considering the possibility of advancing in said renegotiation process, former UNIREN's Executive Secretariat deemed it appropriate to define the aspects necessary for contractual adjustment, by performing, from time to time, a Proposal of Memorandum of Understanding.

Said Proposal of Memorandum of Understanding contained the basic conditions of the Agreement to be executed by GRANTOR and LICENSEE and, pursuant to the requirements set forth, it was submitted to a public hearing called through Joint Resolution No. 123 of former MINISTRY OF ECONOMY AND PRODUCTION, and No. 237 of former MINISTRY OF FEDERAL PLANNING, PUBLIC INVESTMENT, AND SERVICES of March 4, 2005, and former UNIREN's Provision No. 5 of March 28, 2005.

By virtue of the public hearing held on April 27, 2005, multiple and different opinions and arguments were expressed by several actors, which were considered by former UNIREN.

After considering the opinions expressed at the PUBLIC HEARING, former UNIREN deemed convenient to modify certain partial aspects of the proposal of understanding, as stated in the PUBLIC HEARING's Evaluation Report.

According to such circumstances, the negotiation with the company TRANSPORTADORA DE GAS DEL SUR S.A. went on in order to analyze potential changes in the conditions previously considered.

Considering the changes that took place during negotiation, it was deemed necessary to adjust, on a provisional basis, certain contents of the LICENSE AGREEMENT for the purpose of preserving accessibility, continuity, and quality of the public utility rendered to users, by establishing any conditions tending to the contractual balance between GRANTOR and LICENSEE.

As a result of the foregoing, on October 8, 2008, the PROVISIONAL AGREEMENT 2008 was executed, which was ratified by Executive Decree No. 1918, published on December 9, 2009, in the Official Gazette of the Argentine Republic, which established, according to the regulations in force, a process of adjustment of rates, as well as the creation of a specific fund for the performance of works to be carried out by LICENSEE.

The execution of said PROVISIONAL AGREEMENT 2008 involved some advance in the negotiation, the goal being to reach a comprehensive and final agreement.

Within such context, and considering the path followed since the renegotiation held with LICENSEE, ENARGAS approved lists of rates through Resolution No. I/2852 of April 7, 2014.

In that sense, and in relation to the provisions of the aforementioned Resolution, ENARGAS issued Resolution No. I-3347 of June 5, 2015, by means of which new lists of rates were approved to become effective as from May 1, 2015, considering the provisions of PROVISIONAL AGREEMENT 2008, as well as the conditions included in the aforementioned resolution.

Finally, within the context of the provisions of Executive Decree No. 367/16, for the purpose of making feasible and completing on amicable terms the comprehensive renegotiation of the LICENSE AGREEMENT, and in order to preserve the continuity, quality and safety of the service, it was deemed necessary to carry out a new provisional adjustment of rates to obtain resources, considering the regulatory frame in force related to the Natural Gas Transportation Service and, in consequence, on February 24, 2016, the parties executed the PROVISIONAL AGREEMENT 2016 by virtue of which a PROVISIONAL RATE ADJUSTMENT was adopted.

In that sense, through Resolution No. 31 of March 29, 2016, the MINISTRY OF ENERGY AND MINING ordered ENARGAS to adjust rates in force of the Natural Gas Transportation and Distribution Services within the context of –as far as it is related hereto- the Provisional Agreements executed with said Licensees which, as of that date, would not have reached a comprehensive renegotiation agreement  allowing Licensees to perform the investment plan for year 2016, comply with their operating, maintenance, administration, and commercialization expenses, and comply with the payment obligations undertaken, keeping the payment chain, in order to guarantee the continuity of the ordinary provision of the public utility under their charge until the final rates resulting from the COMPREHENSIVE RATE REVIEW were established, which process was ordered by ENARGAS to be performed on a preliminary basis.

Through ENARGAS Resolutions N° I-3724 of March 31, 2016, and No. I-4.054 of October 6, 2016, ENARGAS approved LICENSEE'S list of rates for the adjustment of provisional rates stated in the PROVISIONAL AGREEMENT 2016, which rates were previously considered at the Public Hearing held on September 16, 17, and 18, 2016; any increase to be considered in the COMPREHENSIVE RATE REVIEW.

Within the context of the COMPREHENSIVE RATE REVIEW, the performance of which was ordered by MINEM Resolution No. No. 31/2016 -in the aforementioned conditions- and based on Section 5 of Executive Decree No. 367/2016, on December 2, 2016, the PUBLIC HEARING DECEMBER 2016 was held, called by ENARGAS Resolution No. I-4.122/2016, where different opinions and arguments were expressed by associations of users and consumers, ombudsmen, and several interested parties that participated therein.

In turn, on March 30, 2017, considering the advanced state of negotiations for the execution of the MEMORANDUM OF AGREEMENT OF COMPREHENSIVE CONTRACTUAL RENEGOTIATION, and for the purpose of preserving the continuity, quality, and safety of the service until the effective date of the final list of rates resulting from the COMPREHENSIVE RATE REVIEW, the PROVISIONAL AGREEMENT 2017 was executed which, on a provisional basis, adopted the adjustment of prices and rates of the Natural Gas Transportation Service, and the specific impact on rates.

As regards the terms and conditions of the negotiations, the advance resulting from the PROVISIONAL AGREEMENT 2008, PROVISIONAL AGREEMENT 2016, and PROVISIONAL AGREEMENT 2017, and the aforementioned ENARGAS Resolutions, it has been possible, at this new stage, to reach an understanding that results in this instrument, which contains the terms of the comprehensive renegotiation and the adjustment conditions of the NATURAL GAS TRANSPORTATION SERVICE LICENSE AGREEMENT granted by Executive Decree No. 2.458 of December 18, 1992, complementary regulations and amendments.

In conformity with the applicable legislation, for the advance of the procedure addressed to the contractual renegotiation, the proposal contained in this instrument having been submitted to the HONOURABLE ARGENTINE CONGRESS (Section 4 of Law No. 25.790) and having been approved, the MEMORANDUM OF AGREEMENT was executed “ad referendum” of the NATIONAL EXECUTIVE BRANCH's decision, the latter acting as the GRANTOR of the licensed service being the subject matter of the MEMORANDUM OF AGREEMENT.

PART TWO

GLOSSARY

For interpretation purposes, the terms used herein shall have the meaning stated hereinbelow:

MEMORANDUM OF AGREEMENT or MEMORANDUM OF AGREEMENT OF

COMPREHENSIVE CONTRACTUAL RENEGOTIATION or MEMORANDUM OF AGREEMENT ON ADAPTATION OF THE NATURAL GAS TRANSPORTATION LICENSE AGREEMENT: the present instrument, to be executed by GRANTOR's and LICENSEE's representatives, which contains the terms and conditions of the final adjustment of the LICENSE AGREEMENT FOR THE PROVISION OF THE PUBLIC UTILITY OF TRANSPORTATION granted by Executive Decree No. 2.458 of December 18, 1992, resulting from the process carried out according to the provisions of Laws No. 25.561, 25.790, 25.820, 25.972, 26.077, 26.204, 26.339, 26.456, 26.563, 26.729, 26.896, and 27.200, and Executive Decrees No. 311/2003 and 367/2016, and further applicable laws.

PROVISIONAL AGREEMENT 2008: the instrument executed on October 8, 2008, by former UNIREN and LICENSEE, which was ratified by Executive Decree No. 1.918 of December 3, 2009, which stated, on a provisional basis, the adjustment of rates related to Natural Gas Transportation Service, within the context of the LICENSE AGREEMENT, as well as the creation of a specific fund addressed to the fulfillment of works to be carried out by LICENSEE.

PROVISIONAL AGREEMENT 2016: the instrument executed on February 24, 2016, by former MINISTRY OF THE TREASURY AND PUBLIC FINANCES and the MINISTRY OF ENERGY AND MINING, and LICENSEE,  for the provisional adjustment of rates related to Natural Gas Transportation Service within the frame of the LICENSE AGREEMENT.

PROVISIONAL AGREEMENT 2017: the instrument executed on March 30, 2017, by the MINISTRIES OF THE TREASURY AND OF ENERGY AND MINING, and LICENSEE, which, on a provisional basis, states the adjustment of prices and rates of the Natural Gas Transportation Service within the frame of the LICENSE AGREEMENT, and the specific impact on the rates established therein until the execution of the MEMORANDUM OF AGREEMENT FOR THE COMPREHENSIVE CONTRACTUAL RENEGOTIATION  and effectiveness of the final list of rates resulting from the COMPREHENSIVE RATE REVIEW.

ASSETS: as defined in article 1.1 of the LICENSE AGREEMENT.

MEMORANDUM OF AGREEMENT APPLICATION AUTHORITY: THE NATIONAL GAS REGULATORY ENTITY (ENARGAS).

PROPERTY NECESSARY FOR THE PROVISION OF NATURAL GAS TRANSPORTATION SERVICE: it is represented by: (i) the ASSETS; (ii) any extension, addition, improvement, replacement, renewal, and substitution performed in relation to the ASSETS during the term of the LICENSE; and (iii) other personal and real property; in these three (3) cases, to the extent that they shall be essential for the provision of the Gas Transportation Service, and that their technical and economic features shall be in conformity with an efficient provision of the public utility upon their incorporation.

LICENSE AGREEMENT or LICENSE: the instrument through which the NATIONAL GOVERNMENT granted the LICENSE for TRANSPORTATION SERVICE approved by Executive Decree No. 2.458 of December 18, 1992.

ENARGAS or ENTITY: the NATIONAL GAS REGULATORY ENTITY.

EFFECTIVE DATE OF CRR: the date, which shall not exceed December 31, 2017 inclusive, on which the new rates of the Gas Transportation Service shall become effective, as stated by ENARGAS as a result of the COMPREHENSIVE RATE REVIEW. Should ENARGAS state the staggered and progressive application of the rate increase resulting from the COMPREHENSIVE RATE REVIEW, the application of the last stage shall not exceed April 1, 2018.

LICENSEE: the company TRANSPORTADORA DE GAS DEL SUR S.A.

GRANTOR: the NATIONAL GOVERNMENT, or the ARGENTINE REPUBLIC, represented by the NATIONAL EXECUTIVE BRANCH.

GUIDELINES: the set of criteria, conditions, and instructions to be contemplated during the process of COMPREHENSIVE RATE REVIEW, as stated in article seven of the MEMORANDUM OF AGREEMENT.

PERIOD OF CONTRACTUAL TRANSITION: the period running from January 6, 2002, to the effective date of the List of Rates resulting from the COMPREHENSIVE RATE REVIEW.

INVESTMENT PLAN: the plan stated in article five of the MEMORANDUM OF AGREEMENT.

NATIONAL EXECUTIVE BRANCH: the NATIONAL EXECUTIVE BRANCH.

ENARGAS RESOLUTIONS: the provisions stated by ENARGAS in relation to the LICENSEE with respect to rates, works and other aspects regarding the renegotiation.

COMPREHENSIVE RATE REVIEW OR CRR: the process commenced by ENARGAS as instructed by MINEM Resolution No. 31/2016, for the purpose of determining the new regime of maximum rates, in conformity with the provisions of Chapter I, Title IX “Rates” of Law No. 24.076, its regulation, complementary and related standards, and the GUIDELINES set forth in the MEMORANDUM OF AGREEMENT, which shall end upon issuance of the resolution approving LICENSEE's list of rates resulting from the COMPREHENSIVE RATE REVIEW.

INVESTMENT COMPANY: Compañía de Inversiones de Energía S.A.

PART THREE

TERMS AND CONDITIONS OF THE MEMORANDUM OF AGREEMENT

Article One. CONTENTS

The MEMORANDUM OF AGREEMENT shall contain the terms and conditions agreed upon by GRANTOR and LICENSEE to adjust the LICENSE AGREEMENT.

The MEMORANDUM OF AGREEMENT is preceded by the PROVISIONAL AGREEMENT 2008, PROVISIONAL AGREEMENT 2016, PROVISIONAL AGREEMENT 2017, and ENARGAS RESOLUTIONS.

Article Two. NATURE OF THE MEMORANDUM OF AGREEMENT

The agreement executed through the MEMORANDUM OF AGREEMENT comprises the comprehensive renegotiation of the LICENSE AGREEMENT, which completes the process of renegotiation developed according to Laws No. 25.561, 25.790, 25.820, 25.972, 26.077, 26.204, 26.339, 26.456, 26.563, 26.729, 26.896, and 27.200, and Executive Decrees No. 311/2003 and 367/2016, and considering the provisions included in the PROVISIONAL AGREEMENT 2008, PROVISIONAL AGREEMENT 2016, PROVISIONAL AGREEMENT 2017,  as well as ENARGAS RESOLUTIONS.

Article Three. TERM

The provisions contained in the MEMORANDUM OF AGREEMENT, after effectiveness following its ratification by the NATIONAL EXECUTIVE BRANCH, shall cover the contractual period running from January 6, 2002, to termination of the LICENSE AGREEMENT.

Article Four. QUALITY OF SERVICE PROVISION

LICENSEE shall provide the service pursuant to the quality conditions resulting from the LICENSE AGREEMENT and the regulations issued by ENARGAS, being subject, in case on noncompliance therewith, to any penalties stated in the regulatory frame of the natural gas sector.

Article Five. INVESTMENT PLAN

Notwithstanding the obligations stated within the regulatory frame of the natural gas sector, between April 1, 2017, and March 31, 2022, LICENSEE shall carry out the INVESTMENT PLAN approved by ENARGAS within the frame of the COMPREHENSIVE RATE REVIEW.

Article Six. LIMITATIONS REGARDING LICENSEE'S CORPORATE MODIFICATIONS

As from the execution of the MEMORANDUM OF AGREEMENT and until compliance with the abandonments set forth in article eleven of the MEMORANDUM OF AGREEMENT, ENARGAS's authorization for any sale of shares reached by the limitations mentioned in article 10.6.7 of the LICENSE AGREEMENT, shall be subject to the submission of documents evidencing any suspension and/or commitments and/or abandonment stated in article eleven of the MEMORANDUM OF AGREEMENT, according to the terms and conditions defined therein, which shall comprise the transferring shareholder, as well as the purchasers of shares representing the capital stock, pursuant to similar terms and scope, and regardless of the type of operation performed.

Article Seven. COMPREHENSIVE RATE REVIEW (CRR) GUIDELINES

The COMPREHENSIVE RATE REVIEW process shall consider the GUIDELINES established hereinbelow:

7.1 Introduction of non-automatic mechanisms of biannual adjustment of LICENSEE's transportation rate, with five-year rate reviews, due to the variations in prices related to the service costs, in order to maintain the economic-financial sustainability of the provision and the quality of the service rendered.

7.2. Design and implementation of appropriate methods to encourage and measure in time the improvements in efficiency of service provision by LICENSEE.

7.3 In the Regime of Service Quality and Penalties, ENARGAS: a) shall design a service quality control system based on the utilization of systematic relations among technical, commercial, cost and quality measurements databases to promote control and efficient signals systems; and b) shall evaluate the convenience of establishing differentiated quality areas.

7.4. Non-regulated activities: ENARGAS may perform an analysis of the impact of non-regulated activities developed by LICENSEE on the market, to ensure that the cost of such non-regulated activities shall not be borne by users of the regulated transportation service, which rate shall reflect the cost of the regulated activity. Likewise, ENARGAS may analyze the advantages, disadvantages, and risks involved in the performance of said activities for the development of the public utility under license.

7.5.Cost of service: ENARGAS shall prepare an analysis based on reasonable and efficient costs of the provision of the Natural Gas Transportation Service, by regions, as an element to determine LICENSEE's fee. Said analysis may include the preparation and maintenance of a record of unit costs of materials, services, and manpower related to the provision of service, in each geographical zone of the Argentine Republic.

7.6. Technical and Economic Audit of the PROPERTY NECESSARY FOR SERVICE PROVISION: within LICENSEE's fee, ENARGAS shall consider the cost of the Audit stated in article eight of the MEMORANDUM OF AGREEMENT.

7.7.Capital Base and Rate of Return: ENARGAS shall establish the criteria for the determination of the Capital Base and Rate of Return to be applied in the COMPREHENSIVE RATE REVIEW, in conformity with the following general criteria:

LICENSEE's Capital Base shall be determined taking into account any PROPERTY NECESSARY FOR SERVICE PROVISION, considering the provisions of article eight of the MEMORANDUM OF AGREEMENT. For the assessment of such property, the following shall be considered: a) the initial value of property upon commencement of the LICENSE AGREEMENT, as well as that of any subsequent incorporation, after withdrawals and depreciations, considering the provisions of the following paragraph hereof; and b) the current value of such property, resulting from the application of technical criteria expressing, on a fair and reasonable basis, said estimate, taking into account the current preservation state of said property.

Every property assessment shall be expressed in national currency, the evolution of the official indexes representing the variation of prices being considered, according to the cost structure of such property. The foregoing shall be performed considering the investment goal established in the regulatory framework which takes into account the general interest in encouraging investment that shall ensure the construction and maintenance of the infrastructure necessary to guarantee service sustainability and development, as well as the principle of fair and reasonable rates.

The Rate of Return shall be determined according to the provisions of sections 38 and 39 of Law No. 24.076. To that effect, it shall analyze the return on its own capital and on third parties' capital. When determining the return on its own capital, ENARGAS shall establish a fair and reasonable level for similar- or comparable-risk activities, with a similar degree of efficiency and satisfactory provision of service. In turn, for the purpose of determining the cost of third parties' capital, the ENTITY shall reflect the cost of money in the terms and conditions in force for the financing of public utility companies.

7.8. ENARGAS shall require the submission by LICENSEE of an investment plan to be included in the calculation of the rate and for the purposes established in article five of the MEMORANDUM OF AGREEMENT.

7.9 ENARGAS shall perform a cost analysis to determine new service taxes and rates for the activity regulated by LICENSEE. Said analysis shall be carried out based on reasonable and efficient costs of said services, taking into account the geographical zone covered by each Licensee.

7.10. Notwithstanding the provisions of subsection 7.7 hereinabove, the cost analysis to determine rates shall consider the costs related to the public utility to be rendered during the effective term of such rates, excluding any costs or other items previously generated.

7.11. LICENSEE's List of Rates resulting from the COMPREHENSIVE RATE REVIEW according to the guidelines indicated in this article seven shall be applicable upon compliance with the procedures established for the efficiency of the MEMORANDUM OF AGREEMENT, pursuant to the terms and conditions of article thirteen of the MEMORANDUM OF AGREEMENT.

Article Eight. TECHNICAL AND ECONOMIC AUDIT OF THE PROPERTY NECESSARY FOR THE PROVISION OF THE NATURAL GAS TRANSPORTATION SERVICE

8.1.

LICENSEE, based on the guidelines and under ENARGAS's supervision, shall complete an Audit of the PROPERTY NECESSARY FOR THE PROVISION OF THE NATURAL GAS TRANSPORTATION SERVICE, by hiring experts.

8.2.

The goals to be contemplated in the Audit of the PROPERTY NECESSARY FOR THE PROVISION OF THE NATURAL GAS TRANSPORTATION SERVICE shall include the control, verification, and information on the following aspects:

8.3. Existence of property included in the physical inventory through appropriate techniques and records. Identification of the PROPERTY NECESSARY FOR THE PROVISION OF THE NATURAL GAS TRANSPORTATION SERVICE devoted to the service and that of other activities so that users of the regulated service shall not help recover costs of other activities.

8.4. Technical conditions of networks and of other property and their depreciation and/or obsolescence level.

8.5. Existence of property not necessary or redundant for service provision in conditions of efficiency. Identification of the assets pertaining to non-regulated activities.

8.6. Reasonableness of property value, their quality and other technical features related to an efficient service provision, and comparison with such property's replacement value.

8.7. Effective title to such identified property, determining if they pertain to LICENSEE, GRANTOR, or a third party.

Article Nine. IMPROVEMENTS IN LICENSE INFORMATION SYSTEMS

9.1.

LICENSEE shall cooperate so that ENARGAS, as from the date of execution of the MEMORANDUM OF AGREEMENT, shall implement a specialized map representation system which shall make it possible to represent gas pipelines, compression plants, and existing networks, extensions and reductions in facilities, clients and demand, pressure on different network points and to establish a relationship with Quality, Commercial, Claims, Contingencies, Costs, Pressures, etc., databases, so that ENARGAS may implement a related information system to speed up the quality control, detect operating needs, facilitate the follow-up of works and of related costs, and the analysis of system in several situations of seasonal demand. Said system shall be operative during year 2018.

9.2.

The Regulatory Accounting System to be adopted by LICENSEE shall also consider the treatment of economic and financial records of non-regulated activities, the latter being understood as those activities performed by LICENSEE and not subject to the activity's regulatory standards, that is, price and quality are determined based on the market conditions. ENARGAS shall issue the pertinent regulations for the appropriate record of such activities by means of a separate accounting system.

9.3.

ENARGAS, based on its own information, on the information provided by LICENSEE, and any available and pertinent information, shall prepare, on an annual basis, an Agreement Compliance Report, which shall be made a part of the regulatory reports and which shall be completed and published during the first six-month period of the following year. Said report shall include an analysis and evaluation of LICENSEE's investment plan, as well as recommendations for the improvement of service provision in the short and long terms. The first Agreement Compliance Report shall correspond to year 2018.

9.4

Costs, if any, derived from any improvements in the information systems shall be evaluated. If pertinent, ENARGAS shall consider them in LICENSEE's rate, taking into account the mechanisms stated in the MEMORANDUM OF AGREEMENT.

Article Ten. DEVELOPMENT OF TECHNOLOGIES AND RESEARCH AND SUPPLIERS AND NATIONAL PURCHASE POLICY

10.1.

LICENSEE undertakes to carry out any research and business development in areas referred to the transfer, adaptation, and development of technologies through the participation of national research centers and, in particular, of public institutions.

10.2.

LICENSEE shall report, on a six-month-period basis, ENARGAS on the actions developed in compliance with the National Purchase Regime stated by Law No. 25.551 and its regulatory standards.

10.3.

LICENSEE shall perform any necessary actions and shall contribute all the information required by ENARGAS to guarantee the transparency and competitiveness of its purchase and hiring system.

Article Eleven. SUSPENSION AND ABANDOMENT COMMITMENTS BY LICENSEE AND ITS SHAREHOLDERS. BREACH OF CONTRACT. INDEMNITY. EFFECTS.

11.1.

SUSPENSION OF LEGAL PROCEEDINGS

11.1.1.

As a condition prior to the ratification of the MEMORANDUM OF AGREEMENT by the NATIONAL EXECUTIVE BRANCH, LICENSEE, the INVESTMENT COMPANY, and the shareholders representing at least two thirds of the INVESTMENT COMPANY's capital stock, shall suspend, until completion of the time period stated in subsection 11.2.1, any claims, appeals, and proceedings filed or now pending, whether before administrative authorities, in arbitration or in courts, in the Argentine Republic or abroad, based on or related to the facts or measures taken, with respect to the LICENSE AGREEMENT, as from the emergency situation stated by Law No. 25.561 and/or  the annulment of the PPI Index (U.S. Producer Price Index) and/or during the CONTRACTUAL TRANSITION PERIOD.

The provisions contained in this subsection shall be applicable in relation to the international claim filed under the ICSID's rules, entitled “Enron Creditors Recovery Corp. and Ponderosa Assets L.P. v Argentine Republic (ICSID Case No. ARB/01/3)” and/or any other claim that may have been filed.

11.1.2. To that effect, and as a condition prior to the ratification of the MEMORANDUM OF AGREEMENT, LICENSEE shall submit duly certified and authenticated documents evidencing the express suspension of proceedings as stated in the foregoing item, or the document expressly stating, with the force of an affidavit, that it has not initiated any of the legal actions established in said subsection.

11.1.3. LICENSEE undertakes to obtain and submit similar documents regarding suspension by the INVESTMENT COMPANY and shareholders representing at least two thirds of the INVESTMENT COMPANY's capital stock and, if pertinent, it shall deliver an express representation, with the force of an affidavit, stating that it has not initiated any of the legal actions stated in subsection 11.1.1.

11.1.4. Along with the suspension of proceedings, LICENSEE and the INVESTMENT COMPANY and the shareholders representing at least two thirds of the INVESTMENT COMPANY's capital stock, shall submit a commitment not to initiate or file any claims, appeals, or complaints, whether before administrative authorities, in arbitration or in courts, in the Argentine Republic or abroad, which shall be based on or related to the facts or measures taken, with respect to the LICENSE AGREEMENT, as from the emergency situation stated in Law No. 25.561 and/or due to the ineffectiveness of the PPI Index (U.S. Producer Price Index) and/or during the CONTRACTUAL TRANSITION PERIOD.

11.1.5. Failure to submit the documents stated in subsections 11.1.2 to 11.1.4 shall prevent the ratification of the MEMORANDUM OF AGREEMENT by the NATIONAL EXECUTIVE BRANCH, until such situation shall be cured.

11.1.6. As from the effective date of the MEMORANDUM OF AGREEMENT, in case of noncompliance by GRANTOR and/or ENARGAS with the issuance and publication of the steps necessary make the COMPREHENSIVE RATE REVIEW effective, including all the steps stated for the complete application thereof, LICENSEE may claim for any damages resulting from said noncompliance or, NINETY (90) days following said noncompliance, LICENSEE and/or the INVESTMENT COMPANY and/or the shareholders representing at least two thirds of the INVESTMENT COMPANY's capital stock, may resume the claims and proceedings referred to in subsection 11.1. In the latter case, GRANTOR may denounce the MEMORANDUM OF AGREEMENT.

11.2. ABANDONMENT OF RIGHTS AND LEGAL ACTIONS

11.2.1. Within a term of NINETY (90) calendar days as from the effective date of the Resolution approving the List of Rates resulting from the COMPREHENSIVE RATE REVIEW stated in article seven of the MEMORANDUM OF AGREEMENT or, in case ENARGAS shall determine the staggered and progressive application of the rate increase resulting from the COMPREHENSIVE RATE REVIEW, of the last increase; or from the Resolutions approving the distribution rates including the aforementioned LICENSEE's list of rates, as pertinent, LICENSEE, the INVESTMENT COMPANY, and the shareholders representing at least two thirds of the INVESTMENT COMPANY's capital stock, shall expressly waive all rights to which they may eventually be entitled, as well as any complaints filed or pending, grounded or related to the facts or measures established, with respect to the LICENSE AGREEMENT, as from the emergency situation stated by Law No. 25.561 and/or the annulment of the  PPI Index (U.S. Producer Price Index) and/or during the CONTRACTUAL TRANSITION PERIOD. Said waiver shall reach any rights and complaints that may be raised at administrative, arbitration, or legal court instances, in the Argentine Republic or abroad.

The provisions contained in this subsection shall be applicable in relation to the international complaint filed under the ICSID's rules, entitled “Enron Creditors Recovery Corp. and Ponderosa Assets L.P. v Argentine Republic (ICSID Case No. ARB/01/3)” and/or any other proceedings that may have been initiated.

LICENSEE's obligation undertaken herein shall be fulfilled based on the time period stated herein.

11.2.2. To that effect, LICENSEE shall submit duly certified and authenticated documents expressly evidencing the abandonment of rights and legal actions as stated in the foregoing item.

11.2.3. LICENSEE undertakes to obtain and submit similar documents pertaining to the abandonment of rights and legal actions by the INVESTMENT COMPANY and the shareholders representing at least two thirds of the INVESTMENT COMPANY's capital stock.

11.2.4. In the event the term stated in subsection 11.2.1 should expire without such abandonment being effective and without the affidavits having been submitted, in conformity with subsections 11.2.1 to 11.2.3, GRANTOR may cancel the list of rates resulting from the COMPREHENSIVE RATE REVIEW. In such case, GRANTOR shall demand LICENSEE's compliance with the submission of the abandonment undertaken within a new term of FIFTEEN (15) days.

11.2.5. Upon expiration of the notice period and in case of noncompliance by LICENSEE and/or the INVESTMENT COMPANY and/or the shareholders representing at least two thirds of the INVESTMENT COMPANY's capital stock, GRANTOR may denounce the MEMORANDUM OF AGREEMENT on grounds attributable to LICENSEE and terminate the LICENSE AGREEMENT.

11.2.6. Termination of the LICENSE AGREEMENT on the ground of noncompliance as set forth in subsection 11.2.5 shall not generate any right to claim or repair in favor of LICENSEE or the INVESTMENT COMPANY or the shareholders representing two thirds of the INVESTMENT COMPANY's capital stock; notwithstanding the indemnity undertaken by virtue of article 11.3.

11.2.7. In the event that, upon expiration of the notice period stated in subsection 11.2.4, the lack of abandonment shall result from the noncompliance with the effectiveness conditions of the Resolutions stated in subsection 11.2.1 on grounds not attributable to LICENSEE, GRANTOR may denounce the MEMORANDUM OF AGREEMENT and, therefore, cancel the list of rates resulting from the COMPREHENSIVE RATE REVIEW, and/or any of its stages, and/or the provisional rate adjustment that may have taken place during the COMPREHENSIVE RATE REVIEW process.

11.2.8. In the event that, even in case of suspension and abandonment as stated in the foregoing subsections, there shall be any claim, appeal, or complaint filed by LICENSEE or the INVESTMENT COMPANY or the shareholders representing two thirds of the INVESTMENT COMPANY's capital stock, before administrative authorities, in arbitration or in court, in the Argentine Republic or abroad, grounded on or related the facts or measures taken, with respect to the LICENSE AGREEMENT, as from the emergency situation established by LAW No. 25.561 and/or the annulment of the PPI Index (U.S. Producer Price Index) and/or during the CONTRACTUAL TRANSITION PERIOD, GRANTOR shall demand the immediate cancellation and removal of any claim initiated or the abandonment of such legal action, granting, to that effect, a term of FIFTEEN (15) days.

11.2.9. If, upon expiration of said time period, there shall be no cancellation or removal of the claim, or abandonment of the legal action initiated, GRANTOR may denounce the MEMORANDUM OF AGREEMENT on grounds attributable to LICENSEE and/or terminate the

LICENSE AGREEMENT, the foregoing not generating any right to claim or repair on the part of LICENSEE or the INVESTMENT COMPANY or the shareholders representing at least two thirds of the INVESTMENT COMPANY's capital stock; notwithstanding the indemnity stated in article 11.3.

11.3.

INDEMNITY CLAUSE

11.3.1. In case any LICENSEE's and or the INVESTMENT COMPANY's shareholder (and/or its eventual assignees with respect to any final and unappealable measure, decision, or award) shall be granted, before administrative authorities, in arbitration or in court, in the Argentine Republic or abroad, any final and unappealable measure, decision or award comprising any kind of repair, damages or compensation, grounded on or related to the facts or measures taken, with respect to the LICENSE AGREEMENT, as from the emergency situation established by Law No. 25.561 and/or in the annulment of the PPI Index (U.S. Producer Price Index) and/or during the CONTRACTUAL TRANSITION PERIOD, such measure, decision, or award  (including legal costs and fees) shall be borne by LICENSEE in full, the latter undertaking to hold the NATIONAL GOVERNMENT harmless.

The provisions contained in this subsection shall be applicable in relation to the international complaint filed under the ICSID's rules, entitled “Enron Creditors Recovery Corp. and Ponderosa Assets L.P. v Argentine Republic (ICSID Case No. ARB/01/3)” and/or any other complaint that may have been filed.

11.3.2. In the foregoing case, LICENSEE shall not be entitled to claim for any repair, damages, or compensation from GRANTOR, even in case of termination of the LICENSE AGREEMENT. Any expenses and costs to be borne by LICENSEE in such case may not be transferred to the service users at all.

11.4. .VALIDITY OF COMMITMENTS.

Except for the provisions of subsections 11.1.2, 11.1.3, and 11.1.4, any other commitments and/or waivers made by LICENSEEE and/or the INVESTMENT COMPANY and/or the shareholders representing at least two thirds of the INVESTMENT COMPANY's capital stock in conformity with article eleven of the MEMORANDUM OF AGREEMENT, shall be valid and enforceable only if the Resolution approving the List of Rates resulting from the COMPREHENSIVE RATE REVIEW shall be published in the Official Gazette of the ARGENTINE REPUBLIC.

Article Twelve. FAIR TREATMENT

GRANTOR undertakes to give LICENSEE a reasonably similar and equitable treatment, with equal status, as that given to other companies providing the Natural Gas Transportation and Distribution Service, if pertinent, at the discretion of GRANTOR, during the process of renegotiation of the agreements currently comprised in Laws No. 25.561, 25.790, 25.820, 25.972, 26.077, 26.204, 26.339, 26.456, 26.563, 26.729, 26.89, and 27.200, and Executive Decree No. 367/2016.

Article Thirteen. CONDITIONS FOR EFFECTIVENESS OF MEMORANDUM OF AGREEMENT

13.1.

The following conditions are required for the MEMORANDUM OF AGREEMENT to become effective:

13.1.1. Compliance with the procedures stated in Law No. 25.790 and Executive Decree No. 367/16.

13.1.2 Submission of duly certified and authenticated documents as stated in subsections 11.1.2 to 11.1.4 of the MEMORANDUM OF AGREEMENT related to the suspension and commitments of LICENSEE, the INVESTMENT COMPANY and the shareholders representing at least two thirds of the INVESTMENT COMPANY's capital stock.

13.1.3. Submission of LICENSEE's Minutes of Shareholders' Meeting approving or ratifying the execution of the MEMORANDUM OF AGREEMENT.

13.1.4

Once said requirements have been satisfactorily complied with, the conditions to promote the issuance of the NATIONAL EXECUTIVE BRANCH's Decree ratifying the MEMORANDUM OF AGREEMENT shall be satisfied.

Article Fourteen. FOLLOW-UP AND IMPLEMENTATION

14.1.

The MINISTRY OF ENERGY AND MINING shall promote the procedures addressed to the ratification of the MEMORANDUM OF AGREEMENT.

14.2.

Upon ratification of the MEMORANDUM OF AGREEMENT by the NATIONAL EXECUTIVE BRANCH, the MINISTRY OF ENERGY AND MINING and ENARGAS, acting within their respective competences, shall instruct actions and the development of the procedures necessary for the implementation, performance and fulfillment of the provisions stated in the MEMORANDUM OF AGREEMENT.

IN WITNESS WHEREOF, the parties hereto execute 3 (THREE) counterparts in the place and on the date first written above.

Exhibit B

TRANSITIONAL AGREEMENT

In the Autonomous City of Buenos Aires, on 30 March 2017, within the framework of the renegotiation process of utility contracts pursuant to Laws No. 25.561, 25.790, 25.820, 25.972, 26.077, 26.204, 26.339, 26.456, 26..563, 26.729, 26.896 and 27.200, and their supplementary rules, and Decree No. 367 dated 16 February 2016 and Decree No. 2 dated 2 January 2017, the ENERGY AND MINING Minister Juan José Aranguren, Eng., and the Minister of the TREASURY, Nicolás Dujovne, on the one hand, and, on the other hand, Gustavo Mariani, Luis Alberto Fallo and Jorge Javier Gremes Cordero, in their capacity as President, Vice President and General Manager, respectively, of TRANSPORTADORA DE GAS DEL SUR S.A., acting on its behalf under the terms of the Minutes of the Board of Directors’ Meeting No. 499, hereby sign this document.

The parties state that they have reached a TRANSITIONAL AGREEMENT of rate collection to be applied to the Public Utility of Natural Gas Transportation, which is governed by this agreement pursuant to the following terms and conditions.

FIRST PART

RECITALS AND CONSIDERATIONS

The NATIONAL EXECUTIVE POWER (the GRANTOR) granted, by Decree No. 2.458 dated 18 December 1992, TRANSPORTADORA DE GAS DEL SUR SOCIEDAD ANÓNIMA (the LICENSEE) the Natural Gas Transportation License (the LICENSE AGREEMENT) as stated in said LICENSE AGREEMENT based on Law No. 24.076.

By virtue of the serious crisis which affected the country at the end of 2001, the NATIONAL HONORABLE CONGRESS passed Law No. 25.561, through which a social, economic, administrative, financial and exchange public emergency was declared, delegating the authorities necessary to adopt emergency measures to the NATIONAL EXECUTIVE POWER and ordering the renegotiation of the public utility contracts.

Provisions of Law No. 25.561 have been subsequently ratified and extended by the enactment of Laws No. 25.790, 25.820, 25.972, 26.077, 26.204, 26.339, 26.456, 26.563, 26.729, 26.896 and 27.200, and by several statutory and supplementary rules as well.

The renegotiation process of Public Work and Utility Contracts provided by Law No. 25.561 has been regulated and implemented at a first stage by Decree No. 293 dated 12 February 2002 and Decree No. 370 dated 22 February 2002, and at a second stage, by Decree No. 311 dated 3 July 2003 and the joint Resolution No. 188 of the former MINISTRY OF ECONOMY AND PRODUCTION and the joint Resolution No. 44 of the former MINISTRY OF FEDERAL PLANNING, PUBLIC INVESTMENT AND SERVICES dated 6 August 2003.

Later, based on the amendment of the Ministries Law ordered by Decree No. 13 dated 10 December 2015, by Decree No. 367 dated 16 February 2016, Decree No. 311/2003 through which the Unit for the Renegotiation and Analysis of Utility Contracts (UNIREN) was created, joint Resolutions No. 188/03 and No. 44/03, and other concordant and supplementary rules were repealed. For the purpose of concluding the renegotiation processes of the Public Work and Utility contracts provided by Section 9 of Law No. 25.561, the Ministries having the fields to which the respective contracts subject to renegotiation correspond, pursuant to the competences arising from the Ministries Law and its amendments, were instructed to continue with the proceedings being conducted at that time under the sphere of the former UNIREN.

Competent Ministries were empowered by said decree jointly with the former MINISTRY OF TREASURY AND PUBLIC FINANCES to sign partial agreements of contractual renegotiation and transitional price and rate adjustments deemed necessary to guarantee the continued normal provision of the respective services until signing the comprehensive agreements of contractual renegotiation, which shall be entered into according to the COMPREHENSIVE RATE REVIEW.

Decree No. 2 dated 2 January 2017 incorporated the MINISTRY OF FINANCE and modified the name of the then MINISTRY OF TREASURY AND PUBLIC FINANCES which was renamed MINISTRY OF TREASURY conferring the corresponding competences.

In the renegotiation process involving the LICENSE AGREEMENT, the contractual situation of the LICENSEE was analyzed pursuant to: a) provisions of Sections 8, 9 and 10 of Law No. 25.561; Laws No. 25.790, 25.820, 25.972, 26.077, 26.204, 26.339, 26.456, 26.563, 26.729, 26.896 and 27.200, and Decree No. 311/03, as well as their statutory and supplementary rules; b) stipulations included in the LICENSE AGREEMENT; c) service background of the LICENSE AGREEMENT according to the reports and analyses documented within the framework of the process conducted by the former UNIREN; and d) conditions related to the economic and social reality of our country.

During the process stated by Law 25.561, the parties performed the corresponding analyses and series of preliminary negotiations aiming to reach an understanding on the renegotiation of the LICENSE AGREEMENT.

In said process, the former UNIREN formulated an understanding proposal for the agreement adjustment, which was submitted to a process of public hearing held on 27 April 2005 in the City of Bahía Blanca, Province of Buenos Aires.

Once the public hearing ended, the parties continued with the series of negotiations in order to find points of consensus, having made progress in partial understandings on various aspects, but with certain persisting differences in the adopted positions between the GRANTOR and the LICENSEE.

Within this framework, by Decree No. 1.918 dated 3 December 2009, a TRANSITIONAL AGREEMENT entered into on 8 October 2008 was ratified, provisionally ordering the adjustment of the Public Utility of Natural Gas Transportation related rates within the framework of the LICENSE AGREEMENT, as well as the creation of a specific fund for the execution of the works to be carried out by the LICENSEE.

In this context, by Resolution No. 2.852 of the National Gas Regulatory Entity (ENARGAS) dated 7 April 2014, the corresponding rate tables were approved.

In the same way and in relation to the provisions of the above mentioned resolution, ENARGAS passed Resolution No. 3.347 dated 5 June 2015, through which new rate tables were issued with the updated values of compensation for the access, use and availability of infrastructure to be paid by loaders. Said rate table had to be applied exclusively by the LICENSEE to cover operation and maintenance costs, and any other expenses necessary to implement its investment plan and meet the financial obligations assumed to third parties, excluding the debt payment from the LICENSEE to its shareholders.

By virtue of the provisions of Decree No. 367/16, in order to facilitate and conclude the comprehensive renegotiation of the LICENSE AGREEMENT on good terms, and to preserve the utility continuity, quality and security, the MINISTRY OF ENERGY AND MINING and the former MINISTRY OF TREASURY AND PUBLIC FINANCES signed the TRANSITIONAL AGREEMENT 2016 with the LICENSEE on 24 February 2016, according to which the guidelines for determining a Transitional Rate Adjustment were provided.

In this respect, by Resolution No. 31 dated 29 March 2016, the MINISTRY OF ENERGY AND MINING instructed ENARGAS to adjust the current transition rates of the Public Utility of Natural Gas Transportation and Distribution within the framework of —what is relevant to this case— the Transitional Agreements signed with those Licensees who at that time had not reached a comprehensive renegotiation agreement, allowing the Licensees to execute the investment plan for 2016, bear their operation, maintenance, administration and commercialization expenses, and meet the undertaken obligations in due course, keeping the chain of payments, in order to secure the continued normal utility provision under their control until definitive rate tables resulting from the COMPREHENSIVE RATE REVIEW were established; a process which ENARGAS was thereby instructed to carry out for those Licensees preliminarily.

By Resolution No. I-3724 of ENARGAS dated 31 March 2016, and the subsequent Resolution No. I-4.054 dated 6 October 2016, ENARGAS approved the rate table of the LICENSEE corresponding to the transitional rate adjustment stated in the TRANSITIONAL AGREEMENT 2016, whose values had been previously considered in the Public Hearing held on 16, 17 and 18 September 2016; increases to be considered in the COMPREHENSIVE RATE REVIEW.

Within the framework of the COMPREHENSIVE RATE REVIEW procedure, instructed by Resolution No. 31/2016 of the MINISTRY OF ENERGY AND MINING (MINEM), under the terms previously stated, and based on the provisions of Section 5 of Decree No. 367/2016, the PUBLIC HEARING DECEMBER 2016 ordered by Resolution No. I-4.122/2016 of ENARGAS was held on 2 December 2016, where different opinions and arguments were expressed by associations of users and consumers, ombudsmen and several interested parties that participated therein.

In that context, considering the advanced stage of the negotiations aiming to sign the MEMORANDUM OF THE COMPREHENSIVE CONTRACTUAL RENEGOTIATION AGREEMENT, and in order to preserve the public utility continuity, quality and security until the definitive rate tables resulting from the COMPREHENSIVE RATE REVIEW come into full force and effect, it is necessary to make a new transitional rate adjustment which allows the LICENSEE to obtain the resources necessary to execute the INVESTMENT PLAN determined by ENARGAS, considering the current regulatory framework related to the Natural Gas Transportation Utility, until the rate regime resulting from the MEMORANDUM OF THE COMPREHENSIVE CONTRACTUAL RENEGOTIATION AGREEMENT is effective.

It should be considered that the rate adjustment hereby determined is within the framework of the renegotiation process being carried out, and it shall be in agreement with the rate table resulting from the COMPREHENSIVE RATE REVIEW; this shall require the signing of the MEMORANDUM OF THE COMPREHENSIVE CONTRACTUAL RENEGOTIATION AGREEMENT between the GRANTOR and the LICENSEE, according to the respective records, in order to normalize the LICENSE AGREEMENT.

The rate increase resulting from the enforcement of this TRANSITIONAL AGREEMENT 2017 may not exceed the proposals formulated in the PUBLIC HEARING DECEMBER 2016.

Under no circumstances, the aforementioned statements alter the responsibility of the LICENSEE for the service management and the purpose of an efficient provision of services, with regard to the contents which have not been modified by Law No. 25.561, its amendments and supplementary rules.

SECOND PART

GLOSSARY

For interpretation purposes, the terms used in this TRANSITIONAL AGREEMENT shall have the meanings stated herein below:

MEMORANDUM OF THE COMPREHENSIVE CONTRACTUAL RENEGOTIATION AGREEMENT: The document to be signed by the legal representatives of the GRANTOR and the LICENSEE, which shall contain the terms and conditions of the comprehensive adjustment of the LICENSE AGREEMENT.

TRANSITIONAL AGREEMENT 2016: The document signed on 24 February, 2016 by the MINISTRY OF ENERGY AND MINING and the former MINISTRY OF TREASURY AND PUBLIC FINANCES, and the LICENSEE, by virtue of which a transitional rate adjustment was established.

TRANSITIONAL AGREEMENT 2017: This document which provisionally orders the price and rate adjustment of the Public Utility of Natural Gas Transportation, and the specific modification of the amounts herein provided until the MEMORANDUM OF THE COMPREHENSIVE CONTRACTUAL RENEGOTIATION AGREEMENT is signed and the definitive rate tables resulting from the COMPREHENSIVE RATE REVIEW come into full force and effect. This document supplements the one approved by Decree No. 1.918 dated 3 December, 2009 and the TRANSITIONAL AGREEMENT 2016.

TRANSITIONAL RATE ADJUSTMENT 2017: The adjustment through which the rates applicable to the Public Utility of Natural Gas Transportation of the LICENSEE are determined, pursuant to the provisions of this TRANSITIONAL AGREEMENT 2017.

PUBLIC HEARING DECEMBER 2016: The public hearing held on 2 December 2016 and ordered by Resolution No. I-4122/2016 of ENARGAS, within the framework of the COMPREHENSIVE RATE REVIEW procedure instructed to ENARGAS by Resolution No. 31/2016 of MINEM.

LICENSE AGREEMENT: The document through which the NATIONAL STATE granted the License for the Public Utility of Natural Gas Transportation approved by Decree No. 2.458 dated 18 December 1992.

ENARGAS: NATIONAL GAS REGULATORY ENTITY.

LICENSEE: TRANSPORTADORA DE GAS DEL SUR S.A.

GRANTOR: The ARGENTINE NATIONAL STATE represented by the NATIONAL EXECUTIVE POWER.

TARIFFS COMPREHENSIVE REVIEW: This is the procedure started by ENARGAS in accordance with MINEM Resolution Number 31/216, with the purpose to determine the new maximum tariffs for LICENSEE, as provided by Law Number 24.076, its rulings, supplementary and related rules, and the guidelines in the TRANSITIONAL AGREEMENT 2016, and those arising from the RECORD OF THE COMPREHENSIVE CONTRACTUAL RENEGOTIATION AGREEMENT, and which shall come into force after its execution, and the effectiveness of the MEMORANDUM OF THE COMPREHENSIVE CONTRACTUAL RENEGOTIATION AGREEMENT.

PART THREE

TRANSITIONAL AGREEMENT TERMS AND CONDITIONS

SECTION ONE. TRANSITIONAL AGREEMENT CONTENT AND NATURE

This TRANSITIONAL AGREEMENT 2017 includes the update of the Natural Gas Transportation Public Utility tariffs within the framework of the LICENSE AGREEMENT.

The execution of this TRANSITIONAL AGREEMENT 2017 shall have the effects expressly provided in its content and shall entail no alteration or amendment to any other position or claim brought by the parties to the date of the execution thereof.

SECTION TWO. TRANSITIONAL TARIFFS ADJUSTMENT

2.1. This TRANSITIONAL AGREEMENT 2017 sets forth the guidelines for the determination of the TRANSITIONAL TARIFF ADJUSTMENT 2017, and which shall govern until the date of effectiveness of the tariff regime resulting from the MEMORANDUM OF THE COMPREHENSIVE CONTRACTUAL RENEGOTIATION AGREEMENT.

The Natural Gas Transportation Public Utility TRANSITIONAL TARIFF ADJUSTMENT 2017 shall be the one determined by ENARGAS, in accordance with the assessment made in the framework of the studies corresponding to the COMPREHENSIVE TARIFF REVIEW carried out by virtue of paragraph 4.2. of the TRANSITIONAL AGREEMENT 2016, so that LICENSEE can face its operating and maintenance, administration and marketing expenses, and every expense for the execution of the mandatory investments plan as determined by ENARGAS, and to comply with the pertinent payment obligations, thus maintaining the payment chain in order to ensure the regular operation of the supply of the public utility under its charge, until the coming into force of the tariff regime resulting from the MEMORANDUM OF THE COMPREHENSIVE CONTRACTUAL RENEGOTIATION AGREEMENT.

The tariff increase that results from the application of this TRANSITIONAL AGREEMENT 2017 shall not exceed the proposals submitted in the PUBLIC HEARING HELD ON DECEMBER 2016.

The TRANSITIONAL TARIFF ADJUSTMENT 2017 shall be effective as from the date determined by ENARGAS Resolution, whereby the pertinent tariff charts shall be approved.

2.2. The transference resulting from the changes in tax rules (except for income tax or any tax replacing it) still pending resolution and/or those that arise during the term of effectiveness of the 2017 TRANSITIONAL AGREEMENT, shall be included.

SECTION THREE. SUPPLY OF GAS TRANSPORTATION SERVICE

3.1. LICENSEE shall have the duty to supply the service as described in the LICENSE AGREEMENT and ENARGAS rulings, until the execution and coming into force of the COMPREHENSIVE CONTRACTUAL RENEGOTIATION AGREEMENT RECORD. Upon failure to comply with the abovementioned duties, LICENSEE shall be subject to the penalties provided by the regulatory framework.

3.2. Likewise, LICENSEE shall execute a mandatory investments plan to be approved by ENARGAS within the framework of the TRANSITIONAL TARIFF ADJUSTMENT 2017 set forth in paragraph 2.1 of this TRANSITIONAL AGREEMENT 2017. For the determination of the mandatory investments provided by the TRANSITIONAL AGREEMENT 2017, ENARGAS shall take into account the assessment of the projects submitted by Licensee by virtue of Paragraph 4.2 of this TRANSITIONAL AGREEMENT 2017.

3.3. LICENSEE shall not allocate dividends until the date of effectiveness of the final tariff charts resulting from the COMPREHENSIVE TARIFF REVIEW and, in order to ensure compliance with the mandatory investments plan, unless it has ENARGAS' prior authorization therefor, who shall reply within the following thirty (30) running days after the request and submission of the documents evidencing compliance with the mandatory investments, both as a physical goal and as money expenditure, and of the pertinent payment obligations, maintaining its payment chain up to date in order to ensure the regular supply of the public service under its charge.

SECTION FOUR. REQUIREMENTS

4.1. LICENSEE hereby represents that it has the power for executing this TRANSITIONAL AGREEMENT 2017, in accordance with the Minutes of the Board of Directors, a copy of which shall be attached hereto within TWO (2) days following the execution hereof.

4.2. The MINISTRY OF ENERGY AND MINING shall notify ENARGAS about the execution of this TRANSITIONAL AGREEMENT 2017, for the purposes provided in sections two and three.

In witness whereof THREE (3) counterparts of one same tenor are executed, in the place and on the date stated in the heading.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Vice President of Administration, Finance and Services

By:	/s/Nicolás M. Mordeglia
	Name:	Nicolás M. Mordeglia
	Title:	Legal Affairs Vice president

Date: April 12, 2017